# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Modular Medical, Inc, CIK 0001074871
CUSIP: 60785L306
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 10740 THORNMINT ROAD, SAN DIEGO, California (CA), 92127
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001781002

## Reporting persons
- Bleichroeder LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 336,986; shared voting power 0; sole dispositive power 336,986; shared dispositive power 0; aggregate amount beneficially owned 336,986 (6.23% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 336,986; shared voting power 0; sole dispositive power 336,986; shared dispositive power 0; aggregate amount beneficially owned 336,986 (6.23% of the class)
- Andrew Gundlach: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 336,986; shared voting power 0; sole dispositive power 336,986; shared dispositive power 0; aggregate amount beneficially owned 336,986 (6.23% of the class)

## Item 1. Issuer
Name of issuer: Modular Medical, Inc
Address of issuer's principal executive offices: 10740 THORNMINT ROAD, SAN DIEGO, CA 92127

## Item 2. Person Filing
Name of person filing:
Bleichroeder Holdings LLC
Bleichroeder LP
Andrew Gundlach
Address of principal business office or, if none, residence:
1345 Avenue of the Americas, 47th Floor
New York, NY 10105
Citizenship:
Bleichroeder Holdings LLC and Bleichroeder LP: Delaware, USA
Andrew Gundlach: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See cover page.
Percent of class: See cover page.
Sole power to vote or to direct the vote: See cover page.
Shared power to vote or to direct the vote: See cover page.
Sole power to dispose or to direct the disposition: See cover page.
Shared power to dispose or to direct the disposition: See cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Bleichroeder LP ("Bleichroeder"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 336,986 shares, or 6.23% of the common stock believed to be outstanding as a result of acting as investment adviser to various clients. In addition, Bleichroeder owns 110,092 shares of common stock issuable upon exercise of warrants. The exercise of the warrants is subject to a beneficial ownership limitation of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon exercise. If there was no 4.99% limit on the exercise of warrants, Bleichroeder would be deemed to be the beneficial owner of 447,078 shares of common stock, representing 8.09% of the outstanding shares of common stock. Clients of Bleichroeder have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: AGREEMENT OF THE REPORTING PERSONS
Exhibit 99.2: Subsidiary Information

## Signatures
- Bleichroeder LP: Andrew Gundlach, President and CEO (08/14/2026)
- Bleichroeder Holdings LLC: Andrew Gundlach, President and CEO (08/14/2026)
- Andrew Gundlach: Andrew Gundlach, Individual (08/14/2026)